QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of March 2008
Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant's:

  (a)
  Notice of Annual Meeting and Letter to Shareholders dated March 10, 2008; and

  (b)
  Management Proxy Circular dated February 11, 2008 and form of proxy.

are furnished herewith and are incorporated by reference into the following Registration Statements:

  Registration Statement on Form S-8 #33-47673
  Registration Statement on Form S-8 #333-520
  Registration Statement on Form S-8 #333-9076
  Registration Statement on Form S-8 #333-9078
  Registration Statement on Form S-8 #33-86218
  Registration Statement on Form S-8 #33-77308
  Registration Statement on Form S-8 #333-11280
  Registration Statement on Form S-8 #333-12910
  Registration Statement on Form S-8 #333-101793
  Registration Statement on Form S-8 #333-109424

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ JACK S. MUSTOE Jack S. Mustoe Senior Vice President, Chief Legal Officer and Corporate Secretary

March 10, 2008

EXHIBITS

Attached hereto is:

99.1	Notice of Annual Meeting and Letter to Shareholders dated March 10, 2008.
99.2	Management Proxy Circular dated February 11, 2008 and form of proxy.

QuickLinks

SIGNATURES
EXHIBITS